# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoastalSouth Bancshares, Inc., CIK 0001297107
CUSIP: 19058X207
Title of class of securities: Voting Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 400 GALLERIA PKWY, Suite 1900, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000895345-25-000352
Filed by CIK 0001353254

## Reporting persons
- EJF Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.6% of the class)
  Comment: Based on 12,035,531 shares of voting common stock, par value $1.00 per share ("Voting Common Stock") outstanding as of May 6, 2026, as reported by CoastalSouth Bancshares, Inc. (the "Issuer") in its Form 10-Q filed with the U.S. Securities and Exchange Commission ("SEC") on May 8, 2026. See Item 4.
- Emanuel J. Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.6% of the class)
  Comment: Based on 12,035,531 shares of Voting Common Stock outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026. See Item 4.
- Neal J. Wilson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.6% of the class)
  Comment: Based on 12,035,531 shares of Voting Common Stock outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026. See Item 4.
- EJF Sidecar Fund, Series LLC - Small Financial Equities Series: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EJF Financial Services Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.6% of the class)
  Comment: Based on 12,035,531 shares of Voting Common Stock outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026. See Item 4.
- EJF Financial Services GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,676; sole dispositive power 0; shared dispositive power 192,676; aggregate amount beneficially owned 192,676 (1.6% of the class)
  Comment: Based on 12,035,531 shares of Voting Common Stock outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026. See Item 4.

## Item 1. Issuer
Name of issuer: CoastalSouth Bancshares, Inc.
Address of issuer's principal executive offices: 400 GALLERIA PKWY, Suite 1900, Atlanta, Georgia, 30339

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i) EJF Capital LP;
(ii) Emanuel J. Friedman;
(iii) Neal J. Wilson
(iv) EJF Sidecar Fund, Series LLC - Small Financial Equities Series ("Sidecar SFES");
(v) EJF Financial Services Fund, LP (the "Financial Services Fund"); and
(vi) EJF Financial Services GP, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Person is:
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201
Citizenship: See Item 4 of the attached cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the attached cover pages.
Percent of class: See Item 11 of the attached cover pages.
Sole power to vote or to direct the vote: See Item 5 of the attached cover pages.
Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of the attached cover pages.
Shared power to dispose or to direct the disposition:
See Item 8 of the attached cover pages.

Each of Sidecar SFES and the Financial Services Fund is the beneficial owner of the number of shares of Voting Common Stock shown on Item 9 of their respective cover pages.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Voting Common Stock of which the Financial Services Fund is the beneficial owner.

EJF Capital LP is the managing member of Sidecar SFES (and the investment manager of an affiliate thereof) and the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the shares of Voting Common Stock of which such entities may share beneficial ownership.

Emanuel J. Friedman and Neal J. Wilson, as the members and managers of EJF Capital LP, may be deemed to share beneficial ownership of the shares of Voting Common Stock over which EJF Capital LP may share beneficial ownership.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EJF Capital LP: /s/ Thomas Davison, Thomas Davison, General Counsel (05/28/2026)
- Emanuel J. Friedman: /s/ Emanuel J. Friedman, Emanuel J. Friedman (05/28/2026)
- Neal J. Wilson: /s/ Neal J. Wilson, Neal J. Wilson (05/28/2026)
- EJF Sidecar Fund, Series LLC - Small Financial Equities Series: /s/ Thomas Davison, EJF CAPITAL LP, Its Managing Member, By: Thomas Davison, General Counsel (05/28/2026)
- EJF Financial Services Fund, LP: /s/ Thomas Davison, EJF FINANCIAL SERVICES GP, LLC, Its General Partner, By: EJF CAPITAL LP, Its Sole Member, By: Thomas Davison, General Counsel (05/28/2026)
- EJF Financial Services GP, LLC: /s/ Thomas Davison, EJF CAPITAL LP, Its Sole Member, By: Thomas Davison, General Counsel (05/28/2026)